UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 05 November 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

RESULTS
FOR THE FIRST QUARTER ENDED
30 SEPTEMBER 2015
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR | NYSE share code: HMY | ISIN: ZAE000015228

Quarter
Quarter
Q-on-Q
variance

Sep-15
Jun-15
%
Gold produced
– kg
8 752
7 977 10
– oz
281 385
256 465 10
Cash operating costs
– R/kg
384 810
389 671 1
– US$/oz
921
1 003 8
Gold sold
– kg
8 743
8 321 5
– oz
281 094
267 523 5
Underground grade – g/t
4.99
4.61 8
Total costs and capital
– R/kg
443 730
465 923 5
– US$/oz
1 062
1 200 12
All-in sustaining costs
– R/kg
466 061
478 746 3
– US$/oz
1 115
1 233 10
Gold price received
– R/kg
473 567
463 910 2
– US$/oz
1 133
1 195 (5)
Production profit
– R million
701
627 12
– US$ million
54
52 4
Basic loss per share
– SAc/s
(120)
(725) 83
– USc/s
(9)
(60) 85
Headline earnings/(loss)
– Rm
(523)
191 >(100)
– US$m
(40)
16 >(100)
Headline earnings/(loss) per share
– SAc/s
(120)
44 >(100)
– USc/s
(9)
4 >(100)
Exchange rate – R/US$
13.00
12.08 8
KEY FEATURES
17% increase in SA underground gold production
8% increase in underground recovered grade
Restructuring yielding results
SA operations are profitable
We are on track to meet our FY16 guidance
Excellent drilling results at Kili Teke
Golpu’s feasibility results to be completed December 2015
Q1 FY16
HARMONY’S ANNUAL REPORTS
Harmony’s Integrated Annual Report and the Form 20-F filed with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2015 are available on our website at
http://www.harmony.co.za/investors/reporting/annual-reports.
FORWARD-LOOKING STATEMENTS

PRIVATE SECURITIES LITIGATION REFORM ACT
Safe Harbour Statement
This report contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities
Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements proceeded by, followed by, or that include the words “targets”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates”, “would”, “should”, “could”, “estimates”, “forecast”, “predict”, “continue”
or similar expressions or the negative thereof.
These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the Group’s insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.
For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report on Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

CONTACT DETAILS
CORPORATE OFFICE
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Tel: +27 11 411 2000
Website: www.harmony.co.za
DIRECTORS
P T Motsepe* Chairman
M Motloba*^ Deputy chairman
G P Briggs Chief executive officer
F Abbott Financial director
H E Mashego Executive director
F F T De Buck*^ Lead independent director
J A Chissano*
1
^, K V Dicks*^, Dr D S S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J L Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1
Mozambican
INVESTOR RELATIONS TEAM
Email: HarmonyIR@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za
Henrika Ninham
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za
COMPANY SECRETARY
Riana Bisschoff
Tel: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
Email: riana.bisschoff@harmony.co.za
SOUTH AFRICAN SHARE TRANSFER SECRETARIES
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Tel: +27 86 154 6572
Fax: +27 86 674 2450
Email: meetfax@linkmarketservices.co.za
ADR
2
DEPOSITARY
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
2
ADR: American Depository Receipts
SPONSOR
J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Tel: +27 11 507 0300
Fax: +27 11 507 0503
TRADING SYMBOLS
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1
REGISTRATION NUMBER
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228
COMPETENT PERSON’S DECLARATION
In South Africa, Harmony employs an ore reserve manager at
each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at
their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.
These competent persons, who are full-time employees of
Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.
·  Resources and reserves of South Africa:
Jaco  Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM,
MGSSA, who has 20 years’ relevant experience, is registered
with the South African Council for Natural Scientific Professions
(SACNASP) and is a member of the South African Institute of
Mining and Metallurgy (SAIMM).
Mr Boshoff is Harmony’s Lead Competent Person.
·  Resources and reserves of Papua New Guinea:
Gregory Job, BSc, MSc, who has 27 years’ relevant experience and is a member of the Australian Institute of Mining and Metallurgy
(AusIMM).
For more information on Harmony’s reserves and resources as
at 30 June 2015, please refer to https://www.harmony.co.za/
investors/reporting/annual-reports
Mineral resource and reserve information as at 30 June
2015 has not changed.

Harmony Gold Mining Company Limited
Results for the first quarter FY16 ended 30 September 2015

SHAREHOLDER INFORMATION

Issued ordinary share capital at 30 September 2015 436 187 133
Issued ordinary share capital at 30 June 2015  436 187 133
MARKET CAPITALISATION

At 30 September 2015 (ZARm) 3 764
At 30 September 2015 (US$m) 272
At 30 June 2015 (ZARm) 6 800
At 30 June 2015 (US$m) 560
HARMONY ORDINARY SHARES AND
ADR PRICES

12-month high (1 October 2014 – 30 September
2015) for ordinary shares
15.99
12-month low (1 October 2014 – 30 September 2015)
for ordinary shares
8.40
12-month high (1 October 2014 – 30 September 2015)
for ADRs
1.34
12-month low (1 October 2014 – 30 September 2015)
for ADRs
0.60

FREE FLOAT
100%

ADR RATIO
1:1

JSE LIMITED
HAR
Range for quarter (1 July 2015 – 30 September 2015
closing prices)
R15.99 – R8.40
Average daily volume for the quarter (1 July 2015 –
30 September 2015)
2,196,866 shares
Range for quarter (1 April 2015 – 30 June 2015
closing prices)
R24.34 – R15.59
Average daily volume for the quarter (1 April 2015 –
30 June 2015)
1,677,721 shares
NEW YORK STOCK EXCHANGE
including other US trading platforms
HMY
Range for quarter (1 July 2015 – 30 September 2015
closing prices)
US$1.34 – US$0.60
Average daily volume for the quarter (1 July 2015 –
30 September 2015)
3,565,559 shares
Range for quarter (1 April 2015 – 30 June 2015
closing prices)
US$2.07 – US$1.31
Average daily volume for the quarter (1 April 2015 –
30 June 2015)
2,212,229 shares
INVESTORS’ CALENDAR

Q1 FY16 presentation (webcast and conference
calls only)
5 November 2015
Annual General Meeting 23 November 2015
Q2 FY16 live presentation from Johannesburg 4 February 2016
Q3 FY16 presentation (webcast and conference
calls only)
9 May 2016
Q4 FY16 live presentation from Johannesburg  17 August 2016
CONTENTS
1
Contact details and competent person’s declaration
3
Message from the chief executive officer
5
Operating results – quarter on quarter (Rand/Metric)
(US$/Imperial)
7
Condensed consolidated income statements (Rand)
8
Condensed consolidated statements of
comprehensive income (Rand)
8
Condensed consolidated statements of changes in
equity (Rand)
9
Condensed consolidated balance sheets (Rand)
10
Condensed consolidated cash flow statements (Rand)
11
Notes to the condensed consolidated financial
statements
15
Segment report (Rand/Metric)
17
Condensed consolidated income statements (US$)
18
Condensed consolidated statements of
comprehensive income (US$)
18
Condensed consolidated statements of changes in
equity (US$)
19
Condensed consolidated balance sheets (US$)
20
Condensed consolidated cash flow statements (US$)
21
Segment report (US$/Imperial)
22
Development results – Metric and Imperial

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
During the first quarter of financial year 2016, we saw the benefits of restructuring and optimising our operations. Gold produced by our underground South African operations increased by 17%,
with an 8% increase in recovered grade. A further increase in gold production is expected in the second quarter.
Higher production during the quarter assisted in maintaining our solid balance sheet. The strong cash flows generated from our operations allows us to fund our capital expenditure and the
Golpu project in Papua New Guinea.
Harmony is well-positioned to benefit from higher gold prices at an all-in sustaining cost of R434 829/kg (US$1 040/oz) at our
South African underground operations. We believe the gold price will remain flat in the medium term. In the long term, we may see an increase in the gold price, as gold has a long history as an investment tool and a store of value. It remains a fairly secure investment and while the price may fluctuate, gold will always be in demand in some form.
SAFETY
At Harmony, the safety and health of our employees and
contractors is not only a moral imperative but essential for creating a sustainable, responsible business. Safety, one of our five values, is a key priority. Without a safe and healthy workforce, we cannot be productive and profitable. We aim to eliminate and prevent all fatalities and work-related injuries and illnesses by promoting a culture that gives priority to health and safety.
We aspire to zero harm. To achieve this goal, continuous
improvement in our safety performance is required. It is with great sadness that I report the loss of the lives of four of our colleagues.
They were: Pheelo William Ramohlokoane (security officer at
Target), Ezekiel Nonkevu (tramming supervisor at Kusasalethu),
Cancel Nurse Malungane (engineering assistant at Joel) and Piwas
Kesa (truck driver, Hidden Valley).
OPERATIONAL RESULTS
Quarter on quarter total gold production increased by 10% to
8 752 kilograms (281 385oz), largely due to an 8% improvement in underground tonnes milled and an 8% improvement in the
underground recovered grade.
Gold production increased at the following operations when
compared to the June 2015 quarter:
·
Bambanani (+170kg)(+5 466oz): recorded a 22% increase in
gold production, due to a 13% increase in recovered grade
and an 8% increase in tonnes milled
·
Masimong (+196kg)(+6 302oz): a 24% increase in tonnes
milled, combined with an 11% increase in recovered grade,
resulted in a 37% increase in gold production
·
Kusasalethu (+105kg)(+3 376oz): following the restructuring
of the mine, its recovered grade increased by 15%, resulting in a 11% increase in gold produced
·
Phakisa (+252kg)(+8 102oz): kilograms produced increased
by 35%, due to a 16% increase in tonnes milled combined
with a 16% increase in the recovered grade
Target 1 (+61kg)(+1 962oz): the recovered grade increased by
9% and gold production by 6%
·
·
Tshepong (+198kg)(+6 366oz): an 18% increase in kilograms
produced was as a result of an 11% increase in tonnes milled and a 6% increase in recovered grade
·
Unisel (+117kg)(+3 762oz): a 14% increase in recovered
grade and a 17% increase in tonnes milled, resulted in a 33%
increase in gold produced
Dumps (+51kg)(+1 640oz): gold production was 26% higher,
due to a 19% increase in recovered grade and a 4% increase
in tonnes milled.
·
Hidden Valley had a very disappointing production quarter.
The  operation was suspended due to the fatality in July 2015 and lost 33 production days as a result. An investigation was completed and all critical controls for high-risk tasks were identified and reviewed. As a result of this event, production decreased significantly in the September 2015 quarter, with lower gold grades and recoveries reflecting the processing of stockpile material once operations recommenced. Following the fatality, all pre-stripping activities at Hidden Valley stage 5 have been deferred.
Overall, the increase in Harmony’s total gold production resulted in a 12% increase in production profit and a 7% increase in
revenue quarter on quarter. Higher production was supported
by a 2% increase in the rand gold price. The rand gold price received increased from R463 910/kg in the June 2015 quarter to
R473 567/kg, due to an 8% weakening of the rand against the
dollar. During the September 2015 quarter the US dollar gold price received decreased by 5% to US$1 133/oz (Jun 15: US$1 195/oz).
Quarter on quarter, the cash operating costs for the September
2015 quarter increased by 8% or R260 million (1% or US$2 million), due to an increase in labour and electricity costs (winter tariffs).
Operational capital expenditure for the September 2015 quarter decreased by 15% to R516 million (21% to US$40  million).
All-in sustaining costs for all operations decreased by 3%
to R466  061/kg in the September  2015 quarter, compared
to  R478  746/kg in the June  2015 quarter (decreased 10%
from US$1  233/oz to US$1  115/oz), while our total South
African operations’ all-in sustaining costs decreased by 7% to
R436 751/kg (14% to US$1 045/oz).
FINANCIAL RESULTS
Revenue
Revenue increased by 7% as a result of the 5% increase in gold sold to 8 743kg and a 2% increase in the average gold price received at
R473 567/kg (decrease of 5% to US$1 133/oz) in the September
2015 quarter. At the South African operations, revenue increased by 13% to R4 billion (increase by 5% to US$306 million).
Production costs
Production costs increased by 6% to R3.4 billion (decrease by 1%
to US$265 million) in the September 2015 quarter. The increase is mainly due to the increase in electricity costs (due to two months of higher winter tariffs) and an increase in labour costs from
1 July 2015.
Other expenses – net
The increase to R443 million (US$34  million) in the September
2015 quarter is mainly due to the foreign exchange translation loss of R426 million (US$33 million) recorded on the US$ borrowings.
The rand weakened from US$/R12.16 at 30 June 2015 to
US$/R13.87 at 30 September 2015.

Harmony Gold Mining Company Limited
Results for the first quarter FY16 ended 30 September 2015

Loss per share
The loss per share of 120 SA cents (9 US cents) for the September
2015 quarter reduced from the loss per share of 725 SA cents
(60  US cents) for the June 2015 quarter. If it was not for the translation loss, Harmony would have recorded a smaller loss of
22 SA cents (2 US cents) per share.
Cash and cash equivalents
Cash balances increased by R420 million to R1.5 billion
(US$19  million to US$107  million). During the September 2015 quarter, positive cash was generated by operating activities net of investing activities of R122 million (US$10 million).
Borrowings
R300 million (US$23 million) was drawn down on the R1.3 billion
(US$93.7  million) Nedbank facility during the September 2015 quarter. The drawn down amount on the US$ revolving credit
facility remained unchanged at US$250  million. The increase in the balance in rand terms was due to the weakening of the rand exchange rate against the dollar.
WAGE NEGOTIATIONS
Harmony reached a three-year wage agreement with the National
Union of Mineworkers, United Association of South Africa and
Solidarity, effective from 1 July 2015. Increases range from 6% for miners, artisans and officials to 10.4% for category 4 employees.
The average wage increase on the total South African wage bill for
FY16 is approximately 6.5%.
We believe that we have achieved what we set out to do – reaching an agreement which ensures that we remain sustainable as a company and at the same time limiting job losses.
GOLPU
Sustaining and growing quality, profitable assets is key to our long-term strategy. In contrast to South Africa where our mines are all mature operations, we are in the process of developing a greenfields project in Papua New Guinea (Golpu). The feasibility study on stage 1 and the prefeasibility on stage 2 are due to be completed in December 2015. This, together with the completion of a pre-development agreement with the Papua New Guinean
government, will add more certainty to the development of a mine at Golpu.
EXPLORATION
Our exploration programme has enjoyed, and continues to enjoy, considerable success in locating copper-gold mineralisation.
A  demonstration of this is that between the years 2005 and
2014, the Golpu resource grew from 100 million tonnes to
1  billion tonnes (a ten fold increase). In an environment where very little is being spent on exploration and with the scarcity of new major copper and gold discoveries, the results from the
Kili Teke grassroots prospect are very encouraging. As the extent of the surface copper-gold geochemical footprint is yet to be tested, there is potential to develop this find into a major copper-
gold deposit similar to Golpu, Ok Tedi or Frieda River which have resource cut-off grades of around 0.2% copper. New discoveries are one of the best avenues to create shareholder value.
Drill results received for the quarter were highly encouraging and continued to expand the mineralised zone at Kili Teke:
KTDD013: 542m @ 0.58% Cu, 0.41 g/t Au from 90m
KTDD014:
509m @ 0.38% Cu, 0.2 g/t Au from 358m including
144m @ 0.53% Cu, 0.23 g/t Au from 610m
KTDD015:
466m @ 0.34% Cu, 0.25 g/t Au from 128m including
290m @ 0.44% Cu, 0.34 g/t Au from 129m.
GLOBAL RECOGNITION FOR BEING
ENVIRONMENTALLY RESPONSIBLE
Post quarter end, Harmony was advised that it is one of only eight companies globally that was awarded an A grade for its water security and water management efforts by the CDP, formerly the
Carbon Disclosure Project. Information provided by 405 listed companies was independently assessed against the CDP’s scoring methodology, developed in collaboration with leading peers and experts in corporate water stewardship and ranked accordingly.
We recognise that our business and business processes have, and can have, a negative effect on surrounding communities and the natural environment, and that it is our responsibility to avoid, mitigate, manage and limit these impacts. It is very rewarding to be acknowledged for our efforts to secure and manage water.
INTEGRATED ANNUAL REPORT AND FORM 20F
Harmony posted its suite of reports for the financial year ended
30  June 2015 (FY15) on 23 October 2015. Our reports tell the story of Harmony. We aim to show readers what Harmony has
done and achieved, what we plan to do and achieve in the future and how we intend to get there. The report reflects on our journey in FY15 – we explain our external and internal environments, our strategy and business model, together with our objectives and how we performed against these.
Harmony’s Report to Shareholders, which includes the
company’s notice of its annual general meeting and summarised consolidated annual financial statements, is available at
http://www.harmony.co.za/investors/reporting/annual-reports.
The annual general meeting of the company will be held at
the Hilton Hotel, 138 Rivonia Road, Sandton, Johannesburg,
South Africa, on Monday, 23 November 2015, at 11:00 (SA time)
to transact the business as stated in the notice of the annual general meeting.
HARMONY’S FUTURE
Unlocking the value in each of our assets – which is crucial to our strategy – involves positioning each operation to be profitable by driving production and limiting cost increases to create free cash flow. We believe our plans are realistic and achievable and we are on track to achieve our annual guidance.
We are one of the few companies that continue to spend on
exploration and to find excellent deposits. Our company has an exciting future and is worth investing in.
Harmony is led by a competent and well-experienced executive team, supported by first-rate operational teams. The process to find a suitable candidate to fill my position as chief executive officer is ongoing.
Graham Briggs
Chief Executive Officer

Harmony Gold Mining Company Limited
Results for the first quarter FY16 ended 30 September 2015

5

Three
months
ended
South Africa
Hidden
Valley
Total
Harmony

Underground production
Surface production
Total
South
Africa

Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Joel
Unisel
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface

Ore milled
– t'000
Sep-15
227
164
178
281
189
183
64
139
112
1 537
1 644
676
360
2 680
4 217
316
4 533
Jun-15 235 149 153 253 153 188 59 139 96 1 425 1 581 648 367 2 596 4 021 451 4 472
Gold produced
– kg
Sep-15
1 020
665
982
1 319
728
1 006
939
540
477
7 676
210
251
269
730
8 406
346
8 752
Jun-15 915 667 730 1 121 532 945 769 533 360 6 572 207 200 259 666 7 238 739 7 977
– oz
Sep-15
32 794
21 380
31 572
42 407
23 406
32 344
30 190
17 361
15 336
246 790
6 752
8 070
8 649
23 471
270 261
11 124
281 385
Jun-15 29 418 21 445 23 470 36 041 17 104 30 382 24 724 17 136 11 574 211 294 6 655 6 430 8 327 21 412 232 706 23 759 256 465
Yield
– g/tonne
Sep-15
4.49
4.05
5.52
4.69
3.85
5.50
14.67
3.88
4.26
4.99
0.13
0.37
0.75
0.27
1.99
1.09
1.93
Jun-15 3.89 4.48 4.77 4.43 3.48 5.03 13.03 3.83 3.75 4.61 0.13 0.31 0.71 0.26 1.80 1.64 1.78
Cash
operating
costs
– R/kg
Sep-15
479 826
409 116
348 017
347 719
365 380
314 830
222 508
389 857
388 352
358 168
393 214
385 948
515 428
435 751
364 906
868 384
384 810
Jun-15 475 130 405 966 406 418 367 940 458 677 334 152 237 464 369 006 459 372 383 311 376 024 375 125 392 251 382 065 383 197 453 077 389 671
– $/oz
Sep-15
1 148
979
833
832
874
753
532
933
929
857
941
923
1 233
1 043
873
2 078
921
Jun-15 1 223 1 045 1 047 947 1 181 860 611 950 1 183 987 968 966 1 010 984 987 1 167 1 003
– R/tonne
Sep-15
2 156
1 659
1 920
1 632
1 407
1 731
3 265
1 515
1 654
1 789
50
143
385
119
727
951
743
Jun-15 1 850 1 817 1 939 1 630 1 595 1 680 3 095 1 415 1 723 1 768 49 116 277 98 690 742 695
Gold sold
– kg
Sep-15
1 072
680
966
1 297
716
970
924
555
470
7 650
212
263
266
741
8 391
352
8 743
Jun-15 1 044 673 759 1 166 553 952 800 578 374 6 899 208 194 274 676 7 575 746 8 321
– oz
Sep-15
34 466
21 862
31 058
41 699
23 020
31 186
29 707
17 844
15 111
245 953
6 816
8 456
8 552
23 824
269 777
11 317
281 094
Jun-15 33 565 21 637 24 402 37 488 17 779 30 607 25 721 18 583 12 024 221 806 6 687 6 237 8 809 21 733 243 539 23 984 267 523
Revenue
(R'000)
Sep-15
508 322
322 224
457 404
613 671
339 013
462 161
435 752
262 500
222 241
3 623 288
100 421
124 576
125 932
350 929
3 974 217
166 176
4 140 393
Jun-15 484 792 312 460 351 852 540 523 256 344 442 291 370 676 267 615 173 455 3 200 008 96 678 89 965 126 733 313 376 3 513 384 346 809 3 860 193
Cash operating
costs
(R'000)
Sep-15
489 423
272 062
341 753
458 642
265 997
316 719
208 935
210 523
185 244
2 749 298
82 575
96 873
138 650
318 098
3 067 396
300 461
3 367 857
Jun-15 434 744 270 779 296 685 412 461 244 016 315 774 182 610 196 680 165 374 2 519 123 77 837 75 025 101 593 254 455 2 773 578 334 824 3 108 402
Inventory
movement
(R'000)
Sep-15
25 452
5 400
(5 714)
(6 134)
(4 334)
(10 296)
(4 696)
5 656
(2 725)
2 609
589
5 155
(2 201)
3 543
6 152
65 767
71 919
Jun-15 52 944 3 851 13 463 12 268 9 071 2 758 12 702 11 327 6 981 125 365 (160) (2 417) 5 463 2 886 128 251 (3 657) 124 594
Operating costs
(R'000)
Sep-15
514 875
277 462
336 039
452 508
261 663
306 423
204 239
216 179
182 519
2 751 907
83 164
102 028
136 449
321 641
3 073 548
366 228
3 439 776
Jun-15 487 688 274 630 310 148 424 729 253 087 318 532 195 312 208 007 172 355 2 644 488 77 677 72 608 107 056 257 341 2 901 829 331 167 3 232 996
Production
profit
(R'000)
Sep-15
(6 553)
44 762
121 365
161 163
77 350
155 738
231 513
46 321
39 722
871 381
17 257
22 548
(10 517)
29 288
900 669
(200 052)
700 617
Jun-15 (2 896) 37 830 41 704 115 794 3 257 123 759 175 364 59 608 1 100 555 520 19 001 17 357 19 677 56 035 611 555 15 642 627 197
($'000)
Sep-15
(504)
3 444
9 337
12 399
5 951
11 982
17 811
3 563
3 056
67 039
1 328
1 735
(810)
2 253
69 292
(15 392)
53 900
Jun-15 (239) 3 132 3 453 9 586 270 10 246 14 518 4 934 91 45 991 1 573 1 437 1 629 4 639 50 630 1 295 51 925
Capital
expenditure
(R'000)
Sep-15
89 877
46 623
84 984
65 588
27 599
79 317
23 780
53 186
15 590
486 544
107
1 511
11 021
12 639
499 183
16 481
515 664
Jun-15 113 597 57 673 96 529 72 792 34 140 79 055 22 172 49 878 20 228 546 064 1 143 1 397 12 189 14 729 560 793 47 469 608 262
($'000)
Sep-15
6 914
3 587
6 538
5 046
2 123
6 102
1 829
4 092
1 199
37 430
8
116
848
972
38 402
1 268
39 670
Jun-15 9 405 4 775 7 992 6 026 2 826 6 545 1 836 4 129 1 675 45 209 95 116 1 009 1 220 46 429 3 930 50 359
Cash Operating
Cost and Capital
– R/kg
Sep-15
567 941
479 226
434 559
397 445
403 291
393 674
247 833
488 350
421 036
421 553
393 724
391 968
556 398
453 064
424 290
916 017
443 730
Jun-15 599 280 492 432 538 649 432 875 522 850 417 808 266 296 462 585 515 561 466 401 381 546 382 110 439 313 404 180 460 676 517 311 465 923
– $/oz
Sep-15
1 359
1 147
1 040
951
965
942
593
1 169
1 007
1 009
942
938
1 331
1 084
1 015
2 192
1 062
Jun-15 1 543 1 268 1 387 1 115 1 346 1 076 686 1 191 1 328 1 201 983 984 1 131 1 041 1 186 1 332 1 200
All-in
sustaining
costs
– R/kg
Sep-15
581 984
490 361
450 652
413 998
428 847
412 106
250 346
451 236
443 126
434 829
393 684
404 837
574 506
462 553
436 751 1 163 868
466 061
Jun-15 593 635 516 120 550 617 441 458 543 746 435 177 278 032 413 206 538 079 475 031 379 144 408 253 451 333 416 758 469 467 573 007 478 746
– $/oz
Sep-15
1 393
1 173
1 078
991
1 026
986
599
1 080
1 060
1 040
942
969
1 375
1 107
1 045
2 836
1 115
Jun-15 1 529 1 329 1 418 1 137 1 400 1 121 716 1 064 1 386 1 223 976 1 051 1 162 1 073 1 209 1 467 1 233
OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) (US$/IMPERIAL)

Quarter ended
Year ended
30 September
30 June 30 September 30 June
2015
2015 2014 2015
Figures in million
Note
(Unaudited)
(Unaudited) (Unaudited) (Audited)
Revenue
4 140
3 860 4 431 15 435
Cost of sales 2
(4 088)
(7 316) (4 319) (19 053)
Production costs
(3 439)
(3 233) (3 518) (12 632)
Amortisation and depreciation
(555)
(624) (650) (2 472)
Impairment of assets
–
(3 471) – (3 471)
Other items
(94)
12 (151) (478)
Gross profit/(loss)
52
(3 456) 112 (3 618)
Corporate, administration and other expenditure
(89)
(95) (111) (378)
Social investment expenditure
(11)
(12) (24) (71)
Exploration expenditure
(43)
(44) (85) (263)
Profit on sale of property, plant and equipment
2
6 –
6
Loss on scrapping of property, plant and equipment
–
(61) – (491)
Other expenses (net) 5
(443)
(12) (187) (378)
Operating loss
(532)
(3 674) (295) (5 193)
Loss from associates
–
(25) – (25)
Profit on disposal of investments
–
4 –
4
Net gain/(loss) on financial instruments
(8)
(15) 7
9
Investment income
57
57 51
229
Finance cost
(71)
(61) (65) (264)
Loss before taxation
(554)
(3 714) (302) (5 240)
Taxation 3
33
562 36 704
Normal taxation
(1)
4 1
5
Deferred taxation
34
558 35 699
Net loss for the period
(521)
(3 152) (266) (4 536)
Attributable to:
Owners of the parent
(521)
(3 152) (266) (4 536)
Loss per ordinary share (cents)
4
Basic loss
(120)
(725) (61) (1 044)
Diluted loss
(120)
(725) (61) (1 044)
The accompanying notes are an integral part of these condensed consolidated financial statements.
CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)
The condensed consolidated financial statements for the three months ended 30 September 2015 have been prepared by Harmony
Gold Mining Company Limited’s corporate reporting team headed by Herman Perry. This process was supervised by the financial director, Frank Abbott and approved by the board of Harmony Gold Mining Company Limited. These financials have not been audited or independently reviewed.

Harmony Gold Mining Company Limited
Results for the first quarter FY16 ended 30 September 2015

Figures in million
Share
capital
Other
reserves
Accumulated
loss
Total
Balance – 30 June 2015
28 324
3 787
(5 358)
26 753
Share-based payments
–
42
–
42
Net loss for the period
–
–
(521)
(521)
Other comprehensive income for the period
–
216
–
216
Balance – 30 September 2015
28 324
4 045
(5 879)
26 490
Balance – 30 June 2014 28 325 3 539 (822) 31 042
Share-based payments – 69 – 69
Net loss for the period – – (266) (266)
Other comprehensive income for the period – 179 – 179
Balance – 30 September 2014
28 325 3 787 (1 088) 31 024
The accompanying notes are an integral part of these condensed consolidated financial statements.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)
Quarter ended
Year ended
30 September
30 June 30 September 30 June
2015
2015 2014 2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited) (Audited)
Net loss for the period
(521)
(3 152) (266) (4 536)
Other comprehensive income/(loss) for the period,
net of income tax
216
(79) 179
59
Items that may be reclassified subsequently to profit or loss:
216
(84) 179
54
Foreign exchange translation
216
(84) 179
54
Items that will not be reclassified to profit or loss:
–
5 –
5
Remeasurement of retirement benefit obligation
Actuarial gain recognised during the year
–
8 –
8
Deferred taxation thereon
–
(3) – (3)
Total comprehensive loss for the period
(305)
(3 231) (87) (4 477)
Attributable to:
Owners of the parent
(305)
(3 231) (87) (4 477)
The accompanying notes are an integral part of these condensed consolidated financial statements.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)
for the three months ended 30 September 2015 (Unaudited)

At
At At
30 September
30 June 30 September
2015
2015 2014
Figures in million
Note
(Unaudited)
(Audited) (Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
29 808
29 548 33 232
Intangible assets
882
885 885
Restricted cash
52
48 38
Restricted investments
2 408
2 384 2 329
Deferred tax assets 3
–
– 76
Investments in financial assets
5
5 4
Inventories
36
36 50
Trade and other receivables
80
80 –
Total non-current assets
33 271
32 986 36 614
Current assets
Inventories
1 263
1 292 1 390
Trade and other receivables
754
746 693
Income and mining taxes
28
30 94
Restricted cash
16
16 15
Cash and cash equivalents
1 487
1 067 2 281
Total current assets
3 548
3 151 4 473
Total assets
36 819
36 137 41 087
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 324
28 324 28 325
Other reserves
4 045
3 787 3 787
Accumulated loss
(5 879)
(5 358) (1 088)
Total equity
26 490
26 753 31 024
Non-current liabilities
Deferred tax liabilities
3
1 871
1 906 2 640
Provision for environmental rehabilitation
2 292
2 218 2 148
Retirement benefit obligation 2
167
163 251
Other non-current liabilities
39
37 40
Borrowings 5
4 129
3 399 –
Total non-current liabilities
8 498
7 723 5 079
Current liabilities
Borrowings
5
–
– 3 052
Income and mining taxes
1
1 9
Trade and other payables
1 830
1 660 1 923
Total current liabilities
1 831
1 661 4 984
Total equity and liabilities
36 819
36 137 41 087
The accompanying notes are an integral part of these condensed consolidated financial statements.
CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

Harmony Gold Mining Company Limited
Results for the first quarter FY16 ended 30 September 2015

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)
Quarter ended
Year ended
30 September
30 June 30 September 30 June
2015
2015 2014 2015
Figures in million
Note
(Unaudited)
(Unaudited) (Unaudited) (Audited)
Cash flow from operating activities
Cash generated by operations
696
568 1 071 1 928
Interest and dividends received
23
25 25 101
Interest paid
–
(48) (23) (108)
Income and mining taxes (paid)/refunded
–
(5) 25 85
Cash generated by operating activities
719
540 1 098 2 006
Cash flow from investing activities
(Increase)/decrease in restricted cash
(3)
(4) 4 8
Decrease in restricted investments
1
11 1 31
Loan to associate
–
– – (120)
Net additions to property, plant and equipment 7
(595)
(718) (651) (2 827)
Cash utilised by investing activities
(597)
(711) (646) (2 908)
Cash flow from financing activities
Borrowings raised
300
541 – 941
Borrowings repaid
–
(11) – (793)
Cash generated by financing activities
300
530 – 148
Foreign currency translation adjustments
(2)
7 – (8)
Net increase/(decrease) in cash and cash equivalents
420
366 452 (762)
Cash and cash equivalents – beginning of period
1 067
701 1 829 1 829
Cash and cash equivalents – end of period
1 487
1 067 2 281 1 067
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the three months ended 30 September 2015 (Rand)
1.
Accounting policies
Basis of accounting
The condensed consolidated financial statements for the three months ended 30 September 2015 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting
Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2015, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting
Standards Board.
2.
Cost of sales
Quarter ended
Year ended
30 September
30 June 30 September 30 June
2015
2015 2014 2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited) (Audited)
Production costs – excluding royalty
3 414
3 217 3 486 12 537
Royalty expense
25
16 32 95
Amortisation and depreciation
555
624 650 2 472
Impairment of assets1
–
3 471 – 3 471
Rehabilitation expenditure/(credit)2
13
(41) 14 (6)
Care and maintenance cost of restructured shafts3
22
49 17 106
Employment termination and restructuring costs
15
24 48 251
Share-based payments
45
36 73 208
Other
4
(1)
(80) (1) (81)
Total cost of sales
4 088
7 316 4 319 19 053
1
The impairment in the June 2015 quarter consists of an impairment of R2.11 billion on Hidden Valley, R1.04 billion on Doornkop, R278 million on Phakisa and
R43 million on Freddies 9.
2
Included in the total for the June 2015 quarter is a credit of R61 million relating to the change in estimate following the annual reassessment.
3
Included in the September 2015 quarter is a credit of R15 million relating to an insurance claim approved on the Brand 1A vent shaft explosion. Included in the total for the June 2015 quarter is R20 million reparation costs relating to the Brand 1A vent shaft explosion.
4
Included in the total for the June 2015 quarter is a credit of R87 million relating to the reduction in employees qualifying for post-retirement benefits.
3.
Taxation
The deferred tax credit for the June 2015 quarter includes a credit of R558 million following the net decrease in the deferred tax rates year on year for the South African companies and impairments recognised on property, plant and equipment. Included in the total is also a debit of R64 million relating to the derecognition of the Australian deferred tax asset.

Harmony Gold Mining Company Limited
Results for the first quarter FY16 ended 30 September 2015

4.
Earnings/(loss) per share
Quarter ended
Year ended
30 September
30 June 30 September 30 June
2015
2015 2014 2015
(Unaudited)
(Unaudited) (Unaudited) (Audited)
Weighted average number of shares (million)
435.1
435.0 434.1 434.4
Weighted average number of diluted shares (million)
435.7
438.2 435.4 438.1
Total earnings/(loss) per share (cents):
Basic loss
(120)
(725) (61) (1 044)
Diluted loss
(120)
(725) (61) (1 044)
Headline earnings/(loss)
(120)
44 (61) (189)
Diluted headline earnings/(loss)
(120)
44 (61) (189)
Figures in million
Reconciliation of headline earnings/(loss):
Net loss
(521)
(3 152) (266) (4 536)
Adjusted for:
Profit on disposal of investments1
–
(4) – (4)
Impairment of assets
–
3 471 – 3 471
Taxation effect on impairment of assets
–
(169) – (169)
Profit on sale of property, plant and equipment
(2)
(6) – (6)
Taxation effect of (loss)/profit on sale of property,
plant and equipment
–
(1) – (1)
Loss on scrapping of property, plant and equipment
–
61 – 491
Taxation effect on loss of scrapping of property,
plant and equipment
–
(9) – (67)
Headline earnings/(loss)
(523)
191
(266)
(821)
1
There is no taxation effect on this item.
5.
Borrowings
During the September 2015 quarter, R300 million was drawn down on the R1.3 billion Nedbank revolving credit facility. During the
June 2015 quarter, US$45 million (R541 million) was drawn down on the US$ revolving credit facility. The weakening of the Rand against the US$ resulted in a foreign exchange translation loss of R426 million being recorded in the September 2015 quarter (June
2015 quarter: R4 million), increasing the Borrowings balance and Other expenses (net) total.
US$ facility
Rand facility
Figures in million
US dollar
SA rand
Borrowings summary
Facility
250 1 300
Drawn down 250 700
Undrawn committed borrowing facilities – 600
Maturity February 2018   December 2016
Interest rate LIBOR + 3% JIBAR + 3.5%

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED
for the three months ended 30 September 2015 (Rand)
6.
Financial risk management activities
Fair value determination
The fair value levels of hierarchy are as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets;
Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).
The following table presents the group’s assets and liabilities that are measured at fair value by level:
At
At At
30 September
30 June 30 September
2015
2015 2014
Figures in million
(Unaudited)
(Audited) (Unaudited)
Available-for-sale financial assets1
Level 1
–
– –
Level 2
–
– –
Level 3
5
5 4
Fair value through profit or loss2
Level 1
–
– –
Level 2
532
538 632
Level 3
–
– –
1
Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.
2
The majority of the level 2 fair values are directly derived from the Top 40 index on the JSE, and are discounted at market interest rate. This relates to equity-
linked deposits in the group’s environmental rehabilitation trust funds (included in restricted investments).
7.
Net additions to property, plant and equipment
Quarter ended
Year ended
30 September
30 June 30 September 30 June
2015
2015 2014 2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited) (Audited)
Capital expenditure – operations
516
608 598 2 470
Capital and capitalised exploration and evaluation
expenditure for Wafi-Golpu
61
65 14 119
Additions resulting from stripping activities at Hidden Valley
19
53 34 236
Other
(1)
(8) 5 2
Net additions
595
718 651 2 827
8.
Commitments and contingencies
At
At At
30 September
30 June 30 September
2015
2015 2014
Figures in million
(Unaudited)
(Audited) (Unaudited)
Capital expenditure commitments:
Contracts for capital expenditure
126
158 206
Authorised by the directors but not contracted for
1 980
257 2 359
2 106
415 2 565
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liabilities
For a detailed disclosure on contingent liabilities refer to Harmony’s annual financial statements for the financial year ended 30 June
2015. There were no significant changes in contingencies since 30 June 2015.

Harmony Gold Mining Company Limited
Results for the first quarter FY16 ended 30 September 2015

9.
Related parties
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.
On 27 September 2015, 2 259 performance shares (ordinary shares) vested in the name of the chief executive officer, Graham Briggs.
Harmony has signed a R150 million guarantee for the ARM Broad Based Economic Empowerment (BBEE) Trust, a member of the
African Rainbow Minerals (ARM) group. The guarantee is for additional security for the ARM BEE Trust loan due to Nedbank Limited.
The fair value of the guarantee was R15 million at 30 September 2015, and has been recorded in Other expenses (net) and Trade and other payables.
10.    Subsequent events
There were no subsequent events to be disclosed.
11.    Segment report
The segment report follows on page 15.
12.    Reconciliation of segment information to condensed consolidated income statements and balance sheets
Three months ended
30 September
30 September
2015
2014
Figures in million
(Unaudited)
(Unaudited)
The “Reconciliation of segment information to condensed consolidated financial statements”
line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:
Reconciliation of production profit to gross profit
Total segment revenue
4 140
4 431
Total segment production costs
(3 439)
(3 518)
Production profit per segment report
701
913
Depreciation
(555)
(650)
Other cost of sales items
(94)
(151)
Gross profit as per income statements1
52
112
1
The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
At
At
30 September
30 September
2015
2014
Figures in million
(Unaudited)
(Unaudited)
Reconciliation of total segment mining assets to
consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets
752
779
Undeveloped property
5 139
5 139
Other non-mining assets
192
143
Wafi-Golpu assets
1 621
1 140
7 704
7 201

Revenue
30 September
Production cost
30 September
Production
profit/(loss)
30 September
Mining assets
30 September
Capital
expenditure#
30 September
Kilograms
produced
30 September
Tonnes milled
30 September
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
R million
R million
R million
R million
R million
kg
t’000
South Africa
Underground
Kusasalethu
508
636
515
582
(7)
54
3 648
3 666
90
124
1 020
1 334
227
290
Doornkop
322
309
277
309
45
–
2 236
3 343
47
55
665
619
164
136
Phakisa
457
385
336
298
121
87
4 290
4 611
85
85
982
855
178
158
Tshepong
614
486
452
407
162
79
4 051
3 959
65
83
1 319
1 078
281
259
Masimong
339
315
262
258
77
57
841
1 068
28
41
728
698
189
185
Target 1
462
484
306
312
156
172
2 818
2 785
79
74
1 006
1 042
183
183
Bambanani
436
328
204
174
232
154
814
834
24
25
939
727
64
59
Joel
263
279
216
223
47
56
624
468
53
31
540
533
139
146
Unisel
222
215
183
177
39
38
580
635
16
29
477
477
112
114
Target 3(a)
–
205
–
162
–
43
531
551
–
20
–
442
–
81
Surface
All other surface operations
351
381
322
310
29
71
484
475
12
8
730
781
2 680
2 638
Total South Africa
3 974
4 023
3 073
3 212
901
811
20 917
22 395
499
575
8 406
8 586
4 217
4 249
International
Hidden Valley
166
408
366
306
(200)
102
1 187
3 636
17
21
346
849
316
521
Total international
166
408
366
306
(200)
102
1 187
3 636
17
21
346
849
316
521
Total operations
4 140
4 431
3 439
3 518
701
913
22 104
26 031
516
596
8 752
9 435
4 533
4 770
Reconciliation of the segment
information to the condensed
consolidated financial statements
(refer to note 12)
–
–
–
–
7 704
7 201
4 140
4 431
3 439
3 518
29 808
33 232
#
Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R61 million (2014: R15 million).
(a)
Target 3 was placed on care and maintenance in October 2014.
SEGMENT REPORT (RAND/METRIC)
for the three months ended 30 September 2015 (Unaudited)

Harmony Gold Mining Company Limited
Results for the first quarter FY16 ended 30 September 2015

US$ RESULTS
FOR THE FIRST QUARTER ENDED
30 SEPTEMBER 2015
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR | NYSE share code: HMY | ISIN: ZAE000015228
Q1 FY16

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 September
2015
(Unaudited)
30 June
2015
(Unaudited)
30 September
2014
(Unaudited)
30 June
2015
(Audited)
Revenue
319
320 412
1 348
Cost of sales
(315)
(606) (401)
(1 645)
Production costs
(265)
(268) (327)
(1 103)
Amortisation and depreciation
(43)
(52) (60)
(216)
Impairment of assets
–
(287) –
(285)
Other items
(7)
1 (14)
(41)
Gross profit/(loss)
4
(286) 11
(297)
Corporate, administration and other expenditure
(7)
(8) (10)
(33)
Social investment expenditure
(1)
(1) (2)
(6)
Exploration expenditure
(3)
(4) (8)
(23)
Profit on sale of property, plant and equipment
–
– – 1
Loss on scrapping of property, plant and equipment
–
(5) –
(42)
Other expenses (net)
(34)
(1) (18) (33)
Operating loss
(41)
(305) (27)
(433)
Loss from associates
–
(2) –
(2)
Net gain/(loss) on financial instruments
(1)
(1) 1
1
Investment income
4
5 4
20
Finance cost
(5)
(5) (6) (22)
Loss before taxation
(43)
(308) (28) (436)
Taxation
3
47 3 62
Normal taxation
–
– –
–
Deferred taxation
3
47 3
62
Net loss for the period
(40)
(261) (25)
(374)
Attributable to:
Owners of the parent
(40)
(261) (25)
(374)
Loss per ordinary share (cents)
Basic loss
(9)
(60) (6) (86)
Diluted loss
(9)
(60) (6) (86)
The currency conversion average rates for the quarter ended: September 2015: US$1 = R13.00 (June 2015: US$1 = R12.08, September
2014: US$1 = R10.77). For year ended: June 2015: US$1 = R11.45.
The income statement for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.
Note on convenience translations
Except where specific statements have been extracted from 2015 annual financial statements, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 17 to 21.

Harmony Gold Mining Company Limited
Results for the first quarter FY16 ended 30 September 2015

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)
(Convenience translation)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)
for the three months ended 30 September 2015 (Convenience translation) (Unaudited)
Figures in million
Quarter ended
Year ended
30 September
2015
(Unaudited)
30 June
2015
(Unaudited)
30 September
2014
(Unaudited)
30 June
2015
(Audited)
Net loss for the period
(40)
(261) (25)
(374)
Other comprehensive income/(loss) for the period, net of income tax
17
(7) 17
(367)
Items that may be reclassified subsequently to profit or loss:
17
(7) 17
(368)
Foreign exchange translation
17
(7) 17
(368)
Items that will not be reclassified to profit or loss:
–
– – 1
Remeasurement of retirement benefit obligation
Actuarial gain recognised during the year
–
– – 1
Deferred taxation thereon
–
– – –
Total comprehensive loss for the period
(23)
(268) (8)
(741)
Attributable to:
Owners of the parent
(23)
(268) (8)
(741)
The currency conversion average rates for the quarter ended: September 2015: US$1 = R13.00 (June 2015: US$1 = R12.08, September
2014: US$1 = R10.77). For year ended: June 2015: US$1 = R11.45.
The statement of comprehensive income for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.
Figures in million
Share
capital
Other
reserves
Accumulated
loss
Total
Balance – 30 June 2015
2 043
273
(385)
1 931
Share-based payments
–
2
–
2
Net loss for the period
–
–
(38)
(38)
Other comprehensive income for the period
–
16
–
16
Balance – 30 September 2015
2 043
291
(423)
1 911
Balance – 30 June 2014 2 503 313 (73) 2 743
Share-based payments – 6 – 6
Net loss for the period – – (23) (23)
Other comprehensive income for the period – 16 – 16
Balance – 30 September 2014
2 503 335 (96) 2 742
The currency conversion closing rates for the three months ended 30 September 2015: US$1 = R13.87 (September 2014: US$1 = R11.32).
The statement of changes in equity for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)
Figures in million
At
30 September
2015
(Unaudited)
At
30 June
2015
(Unaudited)
At
30 September
2014
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
2 150
2 430 2 937
Intangible assets
64
73 78
Restricted cash
4
4 3
Restricted investments
174
196 206
Deferred tax assets
–
– 7
Inventories
3
3 4
Trade and other receivables
6
7 –
Total non-current assets
2 401
2 713 3 235
Current assets
Inventories
91
106 123
Trade and other receivables
54
62 61
Income and mining taxes
2
2 8
Restricted cash
1
1 1
Cash and cash equivalents
107
88 202
Total current assets
255
259 395
Total assets
2 656
2 972 3 630
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
2 043
2 329 2 503
Other reserves
291
311 335
Accumulated loss
(423)
(440) (96)
Total equity
1 911
2 200 2 742
Non-current liabilities
Deferred tax liabilities
135
157 233
Provision for environmental rehabilitation
165
182 190
Retirement benefit obligation
12
13 22
Other non-current liabilities
3
3 4
Borrowings
298
280 –
Total non-current liabilities
613
635 449
Current liabilities
Borrowings
–
– 270
Income and mining taxes
–
– 1
Trade and other payables
132
137 168
Total current liabilities
132
137 439
Total equity and liabilities
2 656
2 972 3 630
The balance sheet for September 2015 converted at a conversion rate of US$1 = R13.87 (June 2015: US$1 = R12.16, September 2014:
US$1 = R11.32).

Harmony Gold Mining Company Limited
Results for the first quarter FY16 ended 30 September 2015

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)
Quarter ended
Year ended
30 September
30 June 30 September 30 June
2015
2015 2014 2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited) (Audited)
Cash flow from operating activities
Cash generated by operations
54
47 99 168
Interest and dividends received
2
2 2 9
Interest paid
–
(4) (2) (9)
Income and mining taxes refunded
–
– 2 8
Cash generated by operating activities
56
45 101 176
Cash flow from investing activities
Decrease in restricted cash
–
– – 1
Decrease in restricted investments
–
1 – 2
Loan to associate
–
– – (10)
Net additions to property, plant and equipment
(46)
(59) (60) (246)
Cash utilised by investing activities
(46)
(58) (60) (253)
Cash flow from financing activities
Borrowings raised
23
45 – 80
Borrowings repaid
–
(1) – (65)
Cash generated by financing activities
23
44 – 15
Foreign currency translation adjustments
(14)
(1) (11) (22)
Net increase/(decrease) in cash and cash equivalents
19
30 30 (84)
Cash and cash equivalents – beginning of period
88
58 172 172
Cash and cash equivalents – end of period
107
88 202 88
The currency conversion average rates for the quarter ended: September 2015: US$1 = R13.00 (June 2015: US$1 = R12.08, September 2014:
US$1 = R10.77). For year ended: June 2015: US$1 = R11.45.
Closing balance translated at closing rates of: September 2015: US$1 = R13.87 (June 2015: US$1 = R12.16, September 2014:
US$1 = R11.32).
The cash flow statement for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.

Revenue
30 September
Production cost
30 September
Production
profit/(loss)
30 September
Mining assets
30 September
Capital
expenditure#
30 September
Ounces
produced
30 September
Tons milled
30 September
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t'000
South Africa
Underground
Kusasalethu
39
59
40
54
(1)
5
263
324
7
11
32 794
42 889
250
320
Doornkop
25
29
21
29
4
–
161
295
4
5
21 380
19 901
181
149
Phakisa
35
36
26
28
9
8
309
408
7
8
31 572
27 489
196
174
Tshepong
47
45
35
38
12
7
292
350
5
7
42 407
34 658
310
286
Masimong
26
29
20
24
6
5
61
94
2
4
23 406
22 441
208
204
Target 1
36
45
24
29
12
16
203
246
6
7
32 344
33 501
202
203
Bambanani
34
30
16
16
18
14
59
74
2
2
30 190
23 374
71
65
Joel
20
26
17
21
3
5
45
41
4
3
17 361
17 136
153
161
Unisel
17
20
14
16
3
4
42
56
1
3
15 336
15 336
124
126
Target 3(a)
–
19
–
15
–
4
38
49
–
2
–
14 211
–
88
Surface
All other surface operations
27
36
24
29
3
7
35
42
1
1
23 471
25 109
2 955
2 909
Total South Africa
306
374
237
299
69
75
1 508
1 979
39
53
270 261
276 045
4 650
4 685
International
Hidden Valley
13
38
28
28
(15)
10
86
321
1
2
11 124
27 296
348
575
Total international
13
38
28
28
(15)
10
86
321
1
2
11 124
27 296
348
575
Total operations
319
412
265
327
54
85
1 594
2 300
40
55
281 385
303 341
4 998
5 260
#
Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$5 million (2014: US$1 million).
(a)
Target 3 was placed on care and maintenance in October 2014.
SEGMENT REPORT (US$/IMPERIAL)
for the three months ended 30 September 2015 (Unaudited)

Harmony Gold Mining Company Limited
Results for the first quarter FY16 ended 30 September 2015

DEVELOPMENT RESULTS (IMPERIAL)
Quarter ending September 2015

Channel
Reef Sampled
Width
Value
Gold
Meters
Meters
(Cm's)
(g/t) (Cmg/t)
Tshepong

Basal
196
160
9.44
120.23
1 135
B Reef
249
224
167.19
13.70
2 290
All Reefs
445
384
101.46
17.83
1 809
Phakisa

Basal
515
516
56.72
24.52
1 391
All Reefs
515
516
56.72
24.52
1 391
Doornkop

South Reef
551
588
64.00
12.79
817
All Reefs
551
588
64.00
12.76
817
Kusasalethu

VCR Reef
465
374
89.00
10.91
971
All Reefs
465
374
89.00
10.91
971
Target 1

Elsburg
44
44
291.00
7.33
2 134
All Reefs
44
44
291.00
7.33
2 134
Masimong 5

Basal
196
162
69.22
18.93
1 311
B Reef
165
171
45.75
13.33
610
All Reefs
360
333
57.17
16.63
951
Unisel

Basal
261
174
171.26
6.80
1 164
Leader
306
346
198.98
7.50
1 493
All Reefs
568
520
189.70
7.29
1 383
Joel

Beatrix
402
439
124.00
8.61
1 067
All Reefs
402
439
124.00
8.61
1 067
Total Harmony

Basal
1 168
1 012
70.94
18.30
1 298
Beatrix
402
439
124.00
8.61
1 067
Leader
306
346
198.98
7.50
1 493
B Reef
414
395
114.62
13.63
1 563
Elsburg
44
44
291.00
7.33
2 134
South Reef
551
588
64.00
12.76
817
VCR
465
374
89.00
10.91
971
All Reefs
3 350
3 198
101.34
11.89
1 205
DEVELOPMENT RESULTS (METRIC)
Quarter ending September 2015

Channel
Reef Sampled
Width
Value
Gold
Feet
Feet
(Inch)
(oz/t) (In.oz/t)
Tshepong

Basal
644
525
4.00
3.26
13
B Reef
818
735
66.00
0.40
26
All Reefs
1 461
1 260
40.00
0.52
21
Phakisa

Basal
1 690
1 693
22.00
0.73
16
All Reefs
1 690
1 693
22.00
0.73
16
Doornkop

South Reef
1 808
1 929
25.00
0.38
9
All Reefs
1 808
1 929
25.00
0.38
9
Kusasalethu

VCR Reef
1 525
1 227
35.00
0.32
11
All Reefs
1 525
1 227
35.00
0.32
11
Target 1

Elsburg
144
144 115.00
0.21
25
All Reefs
144
144 115.00
0.21
25
Masimong 5

Basal
642
531
27.00
0.56
15
B Reef
540
561
18.00
0.39
7
All Reefs
1 182
1 093
23.00
0.47
11
Unisel

Basal
857
571
67.00
0.20
13
Leader
1 005
1 135
78.00
0.22
17
All Reefs
1 862
1 706
75.00
0.21
16
Joel

Beatrix
1 317
1 440
49.00
0.25
12
All Reefs
1 317
1 440
49.00
0.25
12
Total Harmony

Basal
3 833
3 320
28.00
0.53
15
Beatrix
1 317
1 440
49.00
0.25
12
Leader
1 005
1 135
78.00
0.22
17
B Reef
1 358
1 296
45.00
0.40
18
Elsburg
144
144 115.00
0.21
25
South Reef
1 808
1 929
25.00
0.38
9
VCR
1 525
1 227
35.00
0.32
11
All Reefs
10 990
10 492
40.00
0.35
14

www.harmony.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 05, 2015
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director